Exhibit 12

Calculation of Ratio of Earnings to Fixed Charges
Archer Daniels Midland Company
Expressed in Thousands

				Six Months			Three Months
	Fiscal Years Ended			Ended	Year Ended	Year Ended	Ended
	30-Jun			31-Dec	31-Dec	31-Dec	31-Mar
	2010	2011	2012	2012	2013	2014	2015
Earnings
Earnings Before Income Taxes	$2,585,099	$3,015,311	$1,764,898	$997,275	$2,023,341	$3,129,966	$690,228
Less: Equity in Earnings of
Unconsolidated Affiliates, Net of
Dividends	(326,232)	(396,755)	(243,121)	(200,833)	(285,263)	(214,979)	(67,091)
Less: Capitalized Interest
Included in Interest Expense Below	(75,060)	(7,211)	(20,869)	(11,548)	(16,434)	(17,863)	(2,606)
Less: Noncontrolling Interest	10,996	17,573	(18,387)	(2,184)	(11,868)	(4,553)	346
Total Earnings	2,194,803	2,628,918	1,482,521	782,710	1,709,776	2,892,571	620,877
Fixed Charges
Interest Expenses:
Consolidated Interest Expense	421,461	482,298	441,765	212,527	412,810	336,633	81,332
Capitalized Interest	75,060	7,211	20,869	11,548	16,434	17,863	2,606
Total Interest Expense	496,521	489,509	462,634	224,075	429,244	354,496	83,938
Amortization of Debt Discount(1)	3,805	4,282
One Third of Rental Expenses	80,682	83,764	69,648	35,295	66,311	64,681	17,962
Total Fixed Charges	581,008	577,555	532,282	259,370	495,555	419,177	101,900
Earnings Available for Fixed Charges	$2,775,811	$3,206,473	$2,014,803	$1,042,080	$2,205,331	$3,311,748	$722,777
Ratio of Earnings to Fixed Charges	4.78	5.55	3.79	4.02	4.45	7.90	7.09

(1) Effective fiscal 2012, the Company reclassified amortization of debt discount to interest expense.